Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

On August 18, 2003, Palm, Inc. issued a press release announcing that it will adopt the name “palmOne, Inc.” following the proposed spin-off of PalmSource, Inc. The text of the press release follows.

CONTACT:

Marlene Somsak

408.503.2592

marlene.somsak@corp.palm.com

Palm, Inc. Unveils Future Name

For Mobile Computing Solutions Company

palmOne Maximizes Brand Equity, Industry Leadership

MILPITAS, Calif., Aug, 18, 2003 – Palm, Inc. (Nasdaq: PALM) today announced the new name it will adopt following the proposed spin-off this fall of PalmSource, Inc., makers of Palm OS platform software. The name “palmOne, Inc.” will reflect the company’s handheld computer hardware and software solutions business and encompass the subbrands Zire™ and Tungsten™, as well as Treo, upon the completion of the planned acquisition of Handspring, Inc., also expected this fall.

“Palm created an entirely new category when it delivered the first successful handheld computers in history,” said Todd Bradley, Palm Solutions Group chief executive officer. “palmOne builds on the brand promise and popularity of the Palm name, while indicating our intention to continue to be the driving force of innovation.”

The name palmOne was chosen following interviews with a broad spectrum of Palm customers, partners, employees, naming consultants and industry influencers. When people inside and outside the company reflect on Palm’s essence, three ideas emerged consistently:

•	the company’s heritage as a pioneer in handheld computing;

•	Palm’s worldwide leadership, which it has retained despite an influx of competitors; and

•	the conviction that Palm always would place customers first, thereby delivering what matters most to them.

“Our brand promise is so well understood by the marketplace that the concept of ‘One’ in our new name was immediately compelling,” said Ken Wirt, Palm Solutions senior vice president and head of sales and marketing. “‘One’ is a powerful addition to the instant brand recognition and identity of the Palm name.”

The new name is characterized in two colors – deep red for the word “palm” and vibrant orange for “One,” reflecting the subbrand colors for the company’s Tungsten line of solutions for mobile professionals and business and its Zire line of solutions for consumers and multimedia enthusiasts, respectively. The lower-case treatment of the company name gives the word “palm” visual emphasis. Products will begin to bear the new brand name in 2004. However, a new website (http://www.palmOne.com) is live today and features product information and support services previously available at www.palm.com <http://www.palm.com>

“The red/orange combination is a bold departure from the blue that Palm has used for many years and builds on our new subbrands,” Wirt said. “Energy, enthusiasm, power and innovation come across much stronger in our new combination.”

“Our new name also signals a new beginning at Palm,” said Bradley. “Building on our momentum in the handheld computing space worldwide and complementing it with the expected integration of the award-winning Treo line of smartphones from Handspring will give palmOne the broadest portfolio of handheld computers and smartphone products led by the most experienced team in the industry.”

About Palm, Inc.

Information about Palm, Inc. is available at http://www.palm.com/aboutpalm.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding: the timing of the consummation of the transaction; the planned name change to palmOne; and the product portfolio of palmOne. These statements are subject to risks and uncertainties that could cause actual results to differ materially including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the ability of Palm and PalmSource to operate as separate companies after the spin-off; the acceptance of the palmOne brand; and the possible development of marketing delays relating to product offerings. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission (SEC). Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the

SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Kip E. Meintzer at 408.400.1909 or Kip.Meintzer@PalmSource.com). Futher information about PalmSource, Inc. is available at http://www.PalmSource.com/about/.

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Palm with the SEC on July 3, 2003. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the prospectus, which is included in the Registration Statement on Form S-4 filed by PalmSource with SEC on July 3, 2003. Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about Aug. 26, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Palm with the SEC on July 3, 2003. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 1, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com).

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Palm OS is a registered trademark of PalmSource, Inc., a subsidiary of Palm, Inc. Tungsten and Zire are trademarks of Palm, Inc. Other brands may be trademarks of their respective owners.

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